

May 3, 2016

Via E-mail
Mr. Zixin Shao
Chief Financial Officer
China Nepstar Chain Drugstore Ltd.
25F, Neptunus Yinhe Keji Building
No.1, Kejizhong 3rd Road
Nanshan District, Shenzhen
Guangdong Province 518057
People's Republic of China

      Re: **China Nepstar Chain Drugstore Ltd.**
                  Amendment No. 2 to Schedule 13E-3
                  Filed April 29, 2016 by China Nepstar Chain Drugstore Ltd., Mr. Simin
                  Zhang et al.
                  File No. 005-83664

Dear Mr. Shao:

We have reviewed your filing and have the following comments.

Opinion of the Special Committee's Financial Advisor, page 37

1.   We note your response to prior comment 4. The response states that the implied premiums analyses are illustrative and informative only and are not presented to offer conclusions on valuation. Items 1015(a) and (b)(6) of Regulation M-A require a summary concerning the material elements of these reports, regardless of whether those elements offer conclusions on valuation. As noted in our prior comment, the implied premiums analyses in these reports appear to demonstrate that the offer price is materially below the mean and median of numerous comparable transactions, and this information appears material to security holders. Please summarize this element of both reports in the disclosure document, or provide an analysis as to how these analyses are not material.

Equity Pledge Agreements, page 55

2.   Disclosure in this section incorporates by reference descriptions of related party transactions included in your annual report on Form 20-F for the most recently completed fiscal year. Please provide the authority on which you rely to incorporate this information by reference into the Rule 13e-3 disclosure document published, sent or given to security holders. Otherwise, please delete this reference and include these

Mr. Zixin Shao
China Nepstar Chain Drugstore Ltd.
May 3, 2016
Page 2

       descriptions in your disclosure document, or, if you determine that these transactions are not in fact material or required disclosure, you may simply delete the reference.

       You may contact me at (202) 551-3503 if you have any questions regarding our comments.

            Sincerely,

            /s/ David L. Orlic

            David L. Orlic
            Special Counsel
            Office of Mergers and Acquisitions

cc: Via E-mail
       Stephanie Tang, Esq.
       Shearman & Sterling LLP